DUNDEE CORPORATION DECLARES

QUARTERLY FIRST PREFERENCE SHARES, SERIES 1 DIVIDEND

FOR IMMEDIATE RELEASE

Toronto, November 18, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.3125 per first preference share, series 1 payable on December 31, 2008 to shareholders of record on December 17, 2008.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $61 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Joanne Ferstman Executive Vice President and Chief Financial Officer Dundee Corporation (416) 365-5010